UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT Pursuant

to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2021

CHESAPEAKE ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Oklahoma	1-13726	73-1395733
(State or other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

6100 North Western Avenue

Oklahoma City, OK 73118

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (405) 848-8000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	CHK	The Nasdaq Stock Market LLC
Class A Warrants to purchase Common Stock	CHKEW	The Nasdaq Stock Market LLC
Class B Warrants to purchase Common Stock	CHKEZ	The Nasdaq Stock Market LLC
Class C Warrants to purchase Common Stock	CHKEL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Chief Executive Officer

On October 11, 2021, Chesapeake Energy Corporation (the “Company”) announced that the Board of Directors of the Company (the “Board”) appointed Domenic J. Dell’Osso, Jr. as President and Chief Executive Officer of the Company and as a member of the Board, effective October 11, 2021. Additionally, Mr. Dell’Osso will remain in his role as Chief Financial Officer of the Company until his replacement has been announced. There are no transactions between the Company and Mr. Dell’Osso that would require disclosure under Item 404(a) of Regulation S-K. There are no family relationships between Mr. Dell’Osso and any director, executive officer or person nominated or chosen by the Company to become a director or executive officer of the Company within the meaning of Item 401(d) of Regulation S-K. Further, there is no arrangement or understanding between Mr. Dell’Osso and any other persons pursuant to which Mr. Dell’Osso was selected as an officer and director.

As President and Chief Executive Officer, Mr. Dell’Osso will receive an annualized base salary of $800,000, effective as of October 11, 2021, and will be eligible to receive an annual target bonus equal to 100% of his base salary for 2021 and 125% of his base salary in 2022, in each case, with an opportunity to earn a bonus of 200% of target at maximum performance levels. In addition, the table below sets forth the Mr. Dell’Osso’s restricted stock units, performance stock units that vest based on the Company’s absolute total shareholder return (“TSR”) and performance stock units that vest based on the Company’s relative TSR that he will receive in consideration of his 2021 service as President and Chief Executive Officer and Chief Financial Officer, pursuant to the Company’s 2021 Long Term Incentive Plan. In 2022, it is expected that Mr. Dell’Osso will receive equity awards with a grant date value of $4,700,000. All other terms of Mr. Dell’Osso’s employment will remain the same until the term of his existing employment agreement expires on December 31, 2021, at which point Mr. Dell’Osso will begin participating in the Executive Severance Plan (as defined below) as a Tier 1 Executive, as described below.

	Awards for Service as Chief Financial Officer	Awards for Service as President and Chief Executive Officer
Restricted Stock Units	14,861, which vest one-third on each of October 11, 2022, May 28, 2023 and May 28, 2024	2,119, which vest one-third on each of October 11, 2022, 2023 and 2024
Performance Stock Units (absolute TSR)	29,722 at 100% payout level, which cliff vest in full or in part on May 28, 2024 based on absolute TSR from February 10, 2021 to December 29, 2023	4,237 at 100% payout level, which cliff vest in full or in part on October 11, 2024 based on absolute TSR from September 30, 2021 through September 30, 2024
Performance Stock Units (relative TSR)	14,861 at 100% payout level, which cliff vest in full or in part on May 28, 2024 based on relative TSR from February 10, 2021 to December 29, 2023	2,119 at 100% payout level, which cliff vest in full or in part on October 11, 2024 based on relative TSR from September 30, 2021 through September 30, 2024

Appointment of New Executive Chairman

On October 11, 2021, the Board of the Company appointed Michael A. Wichterich, who resigned as Interim Chief Executive Officer upon the appointment of Mr. Dell’Osso, as Executive Chairman of the Company.

As Executive Chairman of the Company, Mr. Wichterich will receive an annualized base salary of $650,000 and annual equity awards with an aggregate grant date value based on $2,000,000 per annum (net of the $350,000 Mr. Wichterich was paid as Non-Executive Chairman of the Board in respect of his services through May 20, 2022). The equity awards set forth in the table below are being granted in consideration of Mr. Wichterich’s service as Executive Chairman in 2021, pursuant to the Company’s 2021 Long Term Incentive Plan. The foregoing terms, among other terms and conditions of Mr. Wichterich’s service as Executive Chairman, are set forth in a letter agreement that the Company entered into with Mr. Wichterich, a copy of which is attached hereto as Exhibit 10.4 and incorporated herein by reference.

Restricted Stock Units	1,520, vest one-third on each of October 11, 2022, 2023 and 2024
Performance Stock Units (absolute TSR)	3,040 at 100% payout level, cliff vest in full or in part on October 11, 2024 based on absolute TSR from September 30, 2021 through September 30, 2024
Performance Stock Units (relative TSR)	1,520 at 100% payout level, cliff vest in full or in part on October 11, 2024 based on relative TSR from September 30, 2021 through September 30, 2024

Executive Severance Plan

On October 11, 2021, the Board adopted the Chesapeake Energy Corporation Executive Severance Plan (the “Executive Severance Plan”). To participate in the Executive Severance Plan, the Company’s executive officers and other eligible employees must enter into participation agreements pursuant to the Executive Severance Plan in which they will (i) agree to terminate their employment agreement with the Company, to the extent they are a party to such an agreement, provided that certain confidentiality and non-solicitation covenants included in the employment agreement will survive such termination and (ii) become eligible to receive the severance benefits provided for under the Executive Severance Plan, pursuant to the terms and conditions of the Executive Severance Plan. Our President and Chief Executive Officer, Mr. Dell’Osso, is not currently eligible to participate in the Executive Severance Plan while the term of his existing employment agreement remains in effect. It is anticipated that Mr. Dell’Osso will begin participating in the Executive Severance Plan effective as of January 1, 2022. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Executive Severance Plan.

Upon a Qualifying Termination outside of a Change in Control Protection Period, participants in the Executive Severance Plan will be eligible to receive the following benefits:

•	a cash payment equal to 2.0 (for Tier 1 Executives) and 1.0 (for Tier 2 and Tier 3 Executives) times the sum of the participant’s (i) annualized Base Salary then in effect and (ii) Target Annual Bonus, payable in substantially equal installments on the Company’s regular payroll schedule for the period commencing on the participant’s applicable period (24 months for Tier 1 Executives and 12 months for Tier 2 and Tier 3 Executives); and

•	a lump sum cash payment equal to the product of (i) 12 and (ii) the monthly amount of the Company’s contribution to the premiums for such participant’s group health plan coverage (including coverage for such participant’s spouse and eligible dependents), determined under the Company’s group health plans as in effect immediately prior to the date of the termination of such participant’s employment.

Upon a Qualifying Termination during a Change in Control Protection Period, participants in the Executive Severance Plan will be eligible to receive the following benefits:

•	a lump sum cash payment equal to 3.0 (for Tier 1 Executives), 2.0 (for Tier 2 Executives) and 1.0 (for Tier 3 Executives) times the sum of the participant’s (i) annualized Base Salary then in effect and (ii) Target Annual Bonus; and

•	a lump sum cash payment equal to the product of (i) 12 and (ii) the monthly amount of the Company’s contribution to the premiums for such participant’s group health plan coverage (including coverage for such participant’s spouse and eligible dependents), determined under the Company’s group health plans as in effect immediately prior to the date of the termination of such participant’s employment.

In order to receive any of the foregoing severance benefits under the Executive Severance Plan, a participant must timely execute (and not revoke) a release of claims in favor of the Company and its affiliates. Further, the Executive Severance Plan requires continued compliance with certain confidentiality, non-solicitation and non-disparagement covenants. If the severance benefits under the Executive Severance Plan would trigger an excise tax for a participant under Section 4999 of the Internal Revenue Code of 1986, as amended, the Executive Severance Plan provides that the participant’s severance benefits will be reduced to a level at which the excise tax is not triggered, unless the participant would receive a greater amount without such reduction after taking into account the excise tax and other applicable taxes.

The foregoing description of the Executive Severance Plan and the participation agreements thereunder is not complete and is qualified in its entirety by reference to the full text of the Executive Severance Plan and the form of such participation agreements, which are attached hereto as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Amendment to 2021 Long Term Incentive Plan

On October 11, 2021, the Board approved an amendment to the Company’s 2021 Long Term Incentive Plan to revise the definition of “Change of Control.” A copy of the amendment is attached hereto as Exhibit 10.3.

Item 8.01	Other Events

On October 11, 2021, the Company issued a press release entitled “Chesapeake Energy Corporation Appoints Domenic J. Dell’Osso Chief Executive Officer and Announces Revised Executive Compensation Program,” a copy of which is attached as Exhibit 99.1 hereto.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING STATEMENTS

This filing contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1955 and other federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” could,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect the Company's current views about future events. Such forward-looking statements may include, but are not limited to, statements about the benefits of the proposed merger (the “Merger”) involving the Company and Vine Energy Inc. (“Vine”), including future financial and operating results, the Company's and Vine's plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Merger, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected financial information (including projected cash flow and liquidity), business strategy, other plans and objectives for future operations or any future opportunities. These statements are not guarantees of future performance and no assurances can be given that the forward-looking statements contained in this filing will occur as projected. Actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.

The risks and uncertainties that could cause actual results to differ materially from those in forward looking statements include, without limitation, the ability to obtain the approval of the Merger by Vine's stockholders; the risk that the Company or Vine may be unable to obtain governmental and regulatory approvals required for the Merger, or required governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger; the risk that an event, change or other circumstances could give rise to the termination of the Merger Agreement; the risk that a condition to closing of the transactions may not be satisfied; the timing to consummate the proposed transactions; the risk that the assets and the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of the Company's common stock or Vine's common stock; the risk of litigation related to the proposed transactions; the risk of any unexpected costs or expenses resulting from the proposed transactions; disruption from the transactions making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time from ongoing business operations due to transaction-related issues; the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the ability to replace reserves; environmental risks, drilling and operating risks, including the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; exploration and development risks; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals and other risks inherent in the Company's and Vine's businesses; public health crises, such as pandemics (including COVID-19) and epidemics, and any related government policies and actions; the potential disruption or interruption of the Company's or Vine's operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the Company's or Vine's control; the risk that the announcement or consummation of the Merger, or any other intervening event results in a requirement under certain of Vine's indebtedness to make a change of control offer with respect to some or all of such debt; and the Company's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward looking statements.

All such factors are difficult to predict and are beyond the Company's or Vine's control, including those detailed in the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://investors.chk.com/ and on the SEC's website at http://www.sec.gov, and those detailed in Vine's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vine's website at https://www.vineenergy.com/investors/default.aspx and on the SEC's website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither the Company nor Vine undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS; ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the proposed transaction, the Company has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Vine that also constitutes a prospectus of the Company. Each of the Company and Vine also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND VINE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about the Company and Vine, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's website at http://investors.chk.com/ under the heading “SEC Filings.” Copies of the documents filed with the SEC by Vine will be available free of charge on Vine's website at https://www.vineenergy.com/investors/default.aspx under the heading “SEC Filings.”

PARTICIPANTS IN THE SOLICITATION

The Company, Vine and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of the Company is available in its Amendment to Form 10-K, filed with the SEC on April 30, 2021, and information regarding the directors and executive officers of Vine is available in its Prospectus filed under Rule 424(b)(4), filed with the SEC on March 19, 2021.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Vine using the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description
10.1	Chesapeake Energy Corporation Executive Severance Plan.
10.2	Form of Participation Agreement pursuant to the Chesapeake Energy Corporation Executive Severance Plan.
10.3	Amendment to the Chesapeake Energy Corporation 2021 Long Term Incentive Plan.
10.4	Executive Chairman Agreement by and between Michael Wichterich and the Company, dated October 11, 2021.
99.1	Press Release, dated October 11, 2021.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Benjamin E. Russ
Name:	Benjamin E. Russ
Title:	Executive Vice President – General Counsel and Corporate Secretary

Date: October 12, 2021